Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Latham Group, Inc. (f/k/a Latham Topco, Inc.) of our report dated December 15, 2020, except for the segment information described in Note 20, as to which the date is March 10, 2021, and except for the effects of the stock split described in Note 22, as to which the date is April 14, 2021, relating to the consolidated financial statements of Latham Group, Inc. as of and for the year ended December 31, 2019, included in the Prospectus of Latham Group, Inc. filed pursuant to Rule 424(b) under the Securities Act.

/s/ RSM US LLP

Blue Bell, Pennsylvania

April 22, 2021